Exhibit 99.1

NetEase, Inc.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing, People’s Republic of China 100084

NOTICE OF 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 5, 2013

Important Notice Regarding the Availability of Proxy Materials for the 2013 Annual

General Meeting of Shareholders to be Held on September 5, 2013

This Notice is to inform you that NetEase, Inc. 2013 Annual General Meeting of Shareholders is being held on September 5, 2013 and the proxy materials for such meeting are available on the Internet.  Follow the instructions below to view the proxy materials and vote or, in the case of holders of American Depositary Shares (“ADSs”), submit your voting instructions to The Bank of New York Mellon, as depositary, or request a paper or email copy.  The items to be voted on and location of the 2013 Annual General Meeting of Shareholders are also set out below.

This communication presents only an overview of the more complete proxy materials that are available to you on the Internet.  We encourage you to access and review all of the important information contained in the proxy materials before voting or, in the case of holders of ADSs, submitting your voting instructions to The Bank of New York Mellon, as depositary.

The proxy statement and 2012 Annual Report on Form 20-F are available at http://ir.netease.com.

If you want to receive a paper or email copy of these documents, you must request one.  There is no charge to you for requesting a copy.  Please make your request for a copy as instructed below at the earliest opportunity to facilitate timely delivery.

NOTICE IS HEREBY GIVEN that the 2013 annual general meeting of shareholders of NetEase, Inc. (the “2013 Annual General Meeting of Shareholders”) will be held on September 5, 2013 at 10:00 a.m., Beijing time, at our offices located at 26/F, SP Tower D, Tsinghua Science Park Building 8, No. 1 Zhongguancun East Road, Haidian District, Beijing, People’s Republic of China 100084, for the following purposes:

1.              To re-elect seven directors to serve for the ensuing year and until their successors are elected and duly qualified, or until such directors’ earlier death, bankruptcy, insanity, resignation or removal.

2.              To ratify the appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as independent auditors of NetEase, Inc. for the fiscal year ending December 31, 2013.

3.              To transact such other business as may properly come before the 2013 Annual General Meeting of Shareholders or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the proxy statement.  You may access the following proxy materials at http://ir.netease.com:

1.              Proxy statement, and

2.              2012 Annual Report on Form 20-F for the year ended December 31, 2012.

Holders of Ordinary Shares

You should vote by either attending the meeting in person or by mailing the attached Proxy Card to us as instructed therein.

If you prefer a paper or email copy of the proxy materials, you may request one by sending an email or calling Cassia Curran, Manager of IR Department, at cassia@corp.netease.com or +86 571 8985 2076.  Please make sure you request a copy at the earliest opportunity to facilitate timely delivery.  There is no charge to you for requesting a copy.  You will have the opportunity to make a request to (1) receive paper copies for all future meetings or only for the 2013 Annual General Meeting of Shareholders or (2) receive email copies for all future meetings or only for the 2013 Annual General Meeting of Shareholders.

Holders of American Depositary Shares

The Bank of New York Mellon, as depositary of the ADSs, has advised us that it intends to mail to all holders of ADSs this Notice and an ADS Voting Instruction Card.  Upon the delivery of a signed and completed ADS Voting Instruction Card as instructed therein, The Bank of New York Mellon will endeavor, to the extent practicable, to vote or cause to be voted the amount of ordinary shares represented by the ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request.  The Bank of New York Mellon has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions.  As the holder of record for all the ordinary shares represented by the ADSs, only The Bank of New York Mellon may vote those ordinary shares at the 2013 Annual General Meeting of Shareholders.  Holders of ADSs may attend, but may not vote at, such meeting.

The Bank of New York Mellon and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.  This means that if the ordinary shares underlying your ADSs are not able to be voted at the 2013 Annual General Meeting of Shareholders, there may be nothing you can do.

If (1) the enclosed ADS Voting Instruction Card is signed but is missing voting instructions, (2) the enclosed ADS Voting Instruction Card is improperly completed or (3) no ADS Voting Instruction Card is received by The Bank of New York Mellon from a holder of ADSs prior to 5:00 p.m., New York Time on August 29, 2013, The Bank of New York Mellon will deem such holder of ADSs to have instructed it to give a proxy to the chairman of the 2013 Annual General Meeting of Shareholders to vote in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors.

If you prefer a paper or email copy of the proxy materials, you may request one by sending an email or calling Cassia Curran, Manager of IR Department, at cassia@corp.netease.com or +86 571 8985 2076.  Please make sure you request a copy at the earliest opportunity to facilitate timely delivery.  There is no charge to you for requesting a copy.  You will have the opportunity to make a request to (1) receive paper copies for all future meetings or only for the 2013 Annual General Meeting of Shareholders or (2) receive email copies for all future meetings or only for the 2013 Annual General Meeting of Shareholders.

Holders of record of our ordinary shares or ADSs representing those ordinary shares at the close of business on July 24, 2013 are entitled to vote at the 2013 Annual General Meeting of Shareholders and any adjournment or postponement thereof, and are encouraged and cordially invited to attend the 2013 Annual General Meeting of Shareholders.  Directions to attend the meeting can be found at http://ir.netease.com.

FOR THE BOARD OF DIRECTORS

William Lei Ding
Member of the Board of Directors and Chief Executive Officer

Beijing, China
July 31, 2013

YOUR VOTE IS IMPORTANT